PENNANTPARK INVESTMENT CORPORATION

590 MADISON AVENUE, 15TH FLOOR

NEW YORK, NY 10022

April 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee and Megan Miller

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2
File Number 333-216852

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Investment Corporation (the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (Registration No. 333-216852) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on April 26, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

Very truly yours,

PennantPark Investment Corporation

By:	/s/ Aviv Efrat
Name:	Aviv Efrat
Title:	Chief Financial Officer